

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

Via E-mail
Vicente Anido, Jr., PhD
Chief Executive Officer
Aerie Pharmaceuticals, Inc.
135 US Highway 206, Suite 15
Bedminster, New Jersey 07921

> **Re: Aerie Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Correspondence Filed September 30, 2013**
> **File No. 333-191219**

Dear Dr. Anido:

We have reviewed your correspondence and have the following comments. Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Stock Compensation, page 62

1. You have discussed three factors which you believe contributed to the increase in the fair value from $.63 to $10.09. Although we do not object to a small discount for lack of marketability, we do not believe the other two factors explain the significant difference in the fair value assessed for the options issued in August and September 2013. Specifically, there is a presumption that an IPO will occur and thus the rights and preferences of the preferred stockholders should not be a considerable factor in the fair value of your common stock right before an IPO. Regarding the proceeds of the offering, since the offering has not occurred, offering proceeds should not be considered in the fair value analysis at a date prior to the IPO. Please tell us why you believe your fair value assessments for the August and September 2013 issuances are reasonable or provide us an analysis of the stock compensation charge you intend to record.

2. We note your assertion that you believe that a reassessment of the assumptions underlying the fair value of the common stock as of June 30, 2013 and prior is not warranted. The factors you indicated in your response such as the uncertainty of the offering, new management, and new underwriters do not appear to justify why you

believe the fair values assessed prior to June 30, 2013 are reasonable. Please provide us a full analysis of the valuation done at June 30, 2013, including the assumptions made and why you believe those assumptions were reasonable.

3. Please provide proposed disclosure to include the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price as of June 30, 2013 in the Registration Statement.

4. Please continue to update your disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances, through the effective date of the registration statement.

Note 10. Stock Purchase Warrants, page F-19

5. Please tell us the fair values of common stock used in your determination of the fair value of your warrants issued on August 9, 2013, May 23, 2013, and March 28, 2013. We will continue to assess your accounting treatment for these warrants once we have received your fair value analysis as requested above.

Note 11. Stock-based Compensation, page F-20

6. Please tell us the fair value used in determining stock compensation for the restricted stock issuance. We will assess your accounting treatment for the restricted stock once we have received your fair value analysis as requested above.

Note 15. Subsequent Events, page F-28

7. Please disclose the terms of the options issued in August and September 2013.

8. On page 70 you state that you intend to obtain a written consent from the holders of your outstanding convertible promissory notes prior to the pricing of the offering in which they will agree to convert all principal and interest accrued thereon to common stock upon the completion of this offering at the conversion price equal to the per share offering price. If the consent is not obtained, please disclose any beneficial conversion feature you intend to record and provide us an analysis of how you determined the amount including the assumptions used. In this regard, we note the presumption in the filing that the notes will be converted upon the IPO.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (2020) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Andrew B. Barkan, Esq.
      Steven G. Scheinfeld, Esq.
      Fried, Frank, Harris, Shriver & Jacobson LLP
      One New York Plaza
      New York, New York 10004